Exhibit A

Ceragon Launches AI-Based Intelligence and Management
Software Suite for Multi-Vendor Wireless Transport Networks

Ceragon Insight to be showcased at MWC 2023, enables mobile operators, communication service providers, and private networks to optimize their network expansion, operation, and performance.

Rosh Ha’ain, Israel, February 21, 2023 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, today announced the launch of Ceragon Insight, an AI-based Intelligence and Management Software Suite capable of planning, managing, analyzing, and automating multi-vendor wireless transport networks. Ceragon Insight’s centralized management suite includes advanced tools to help customers increase operational efficiency, improve network performance, and speed up troubleshooting. Ceragon will demonstrate these new software capabilities next week at MWC 2023 in Barcelona, booth #5G61. At the event, Ceragon will additionally feature its OPEN transport solutions, new advanced long-haul capabilities, and flexible network services.

Ceragon Insight is capable of autonomously implementing various real-time improvements, network utilization optimization tasks, and energy-saving adjustments. The software greatly reduces the time and expertise required for new link installation and commissioning with its easy-to-implement customizable configuration files. Ceragon Insight helps Network Operators build, manage, and maintain open architecture networks overcoming legacy challenges presented by single-vendor proprietary ecosystems. The software suite’s AI-powered predictive maintenance increases network uptime while helping to eliminate redundant reports, alerts, and alarms that can slow down NOC response capabilities.

Doron Arazi, Ceragon CEO, commented, “Network Operators now have access to a single unified SDN-based management platform with a powerful easy-to-use interface. Ceragon Insight delivers real-time network awareness and the intelligence to predict and prevent issues before they occur. Beyond that, if a problem does arise, Ceragon Insight can be automated with predefined triggers and responses so that it can act autonomously, delivering substantial operational savings.”

Ceragon Insight is a cloud-based software suite that leverages the latest communication advancements and is now available for purchase with wide compatibility and flexible configurations designed to suit the needs of all customers, including cloud hosting and on-premise options. For more information, CLICK HERE or contact your local Ceragon representative.

To set up a meeting with Ceragon at MWC, CLICK HERE.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the continuing impact of the components shortage due to the global shortage in semiconductors, chipsets, components and other commodities, on our supply chain, manufacturing capacity and ability to timely deliver our products, which have caused, and could continue to cause, delays in deliveries of our products and in the deployment of projects by our customers, risk of penalties and orders cancellation created thereby, as well as profit erosion due to constant price increase, payment of expedite fees and costs of inventory pre-ordering and procurement acceleration of such inventory, and the risk of becoming a deadstock if not consumed; the continued effect of the global increase in shipping costs and decrease in shipping slots available to us, our supply chain and customers, which have resulted, and may continue to result in, price erosion, late deliveries and the risk of penalties and orders cancellation due to late deliveries; the impact of the transition to 5G technologies on our revenues if such transition is developed differently than we anticipated; the risks relating to the concentration of a major portion of our business on large mobile operators around the world from which we derive a significant portion of our ordering, that due to their relative effect on the overall ordering coupled with inconsistent ordering pattern and volume of business directed to us, creates high volatility with respect to our financial results and results of operations; the risks associated with our engagement with long term projects, which expose us to our customers’ default, insolvency, or other adverse effects on our customers’ ability to pay us, including the risk that our collection efforts relating to a significant debt from a single customer will not be successful for the full amount owed or on the anticipated timeframe or at all; the effect of the competition from other wireless transport equipment providers and from other communication solutions that compete with our high-capacity point-to-point wireless products; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities, growing cyber-crime threats, and changes in privacy and data protection laws, that could have an adverse effect on our business;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable, including delay in the commercialization of our new chipset; imposition of additional sanctions and global trade limitations in connection with Russia's invasion to Ukraine; risks relating to potential uprise or additional outbreak of the COVID-19 pandemic and the effects on the global economy and markets and on us and on the markets in which we operate that are associated therewith; the effects of general economic conditions and trends on the global and local markets in which we operate and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com